Organic Plant Health, Inc.

Date: January 13, 2012

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Organic Plant Health Inc.

Amendment No. 2 to the Registration Statement on Form S-1

Filed December 19, 2011

File No. 333-176704

Dear Ms. Nguyen:

Thank you for your comment letter dated January 4, 2012 (the "Comment Letter") with respect to the above-captioned Registration Statement. We have filed our Amendment No. 3 to the Registration Statement on Form S-1/A of Organic Plant Health, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·                  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1. We note your response to prior comment 3. Please note that all information required by Form S-1 and Regulation S-K should be included in the form of prospectus. In this regard, we note that you have removed from the “public offering prospectus” certain disclosure regarding selling shareholders that is required to be in the form of prospectus used for your primary offering. The form of prospectus to be used for your primary offering should include on page 25 disclosure of the proceeds to be received by selling shareholders, you should also include disclosure of selling shareholders on page 29. Please revise the prospectus accordingly. Refer to Items 504 and 507 of Regulation S-K.

Response:

We have revised the prospectus to be used for our primary offering to include disclosure of the proceeds to be received by selling shareholders and disclosure of selling shareholders.

Please see page 24 and page 29 of the Amendment.

Prospectus Summary, page 6

2. Please revise the third paragraph on page 6 to also provide your current cash balance as of the most recent practicable date. Revise throughout accordingly.

Response:

Our cash balance and total asset have been updated as of January 13, 2012 throughout the entire registration statement.

Please see page 6, 35 and 46 of the Amendment.

3. We note that you will require a minimum of an additional $500,000 for the next twelve months to meet your business objectives. Please revise the fourth paragraph on page six to disclose the month that you will exhaust your funds if you do not raise additional capital. For balance, please also revise to specifically state the financial consequences should you be unable to raise the additional capital.

Response:

The fourth paragraph has been revised, and we have discussed the financial consequences in case we are unable to raise additional capital.

Please see page 6 of the Amendment.

Our Competitive Advantages, page 8

4. We note your response to prior comment 12 and reissue in part. Please revise the bulleted points on page 8 to provide a balanced description of your material competitive advantages. We note that a significant amount of your disclosure focuses on the experiences of your management team which appears to be more appropriate in the “Management” section discussion. Revise throughout accordingly.

Response:

We have revised the bulleted points to provide a more balanced description of our competitive advantages. Some of these same advantages relating to Billy Styles are also included in our Management section, however it is important that these also be shown in the Competitive Advantages section because Billy Styles is much more than a typical chief executive officer of a company. His experience in the field over the past 35 years give him unique insight into plant health, and those factors that affect plant health and decline. In the competitive field of Lawn and Garden Consumer Goods, this is a critical advantage because, as our chief executive officer is also the marketing and branding “face” of the company. This allows him to communicate our marketing message with a higher degree of credibility and believability, and this is a significant advantage.

Please see page 8 and 47 of the Amendment.

Termination of the Offering, page 11

5. We note your response to prior comment 5 and reissue in part. Please revise the disclosure on page 11 to clarify the termination dates for the primary offering and the secondary offering.

Response:

We have revised the disclosure to clarify the termination dates for the primary offering and the secondary offering.

Please see page 11 of the Amendment.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 85

6. We note your response to prior comment 24. Based on our review of your response and Exhibit C, which is a sample distribution agreement, it appears that the initial term of this agreement is two years with renewable five year and one year terms subject to certain conditions being met. If this sample distribution agreement is comparable with your other distribution agreements, consistent with the guidance outlined in SAB Topic 13:A:3 d and f, we continue to believe that license fees received under your distribution agreements should not be recognized upon receipt but rather amortized over a period that corresponds with the expected period or term of the distribution agreement. Please revise your financial statements to comply with the guidance outlined in SAB Topic 13:A:3.

Response:

We agreed to amortize licensing revenue on a straight-line basis over two years when license period begins. Accordingly, all financial statements, footnotes and disclosure have been revised throughout the entire registration statement.

7. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:

We are currently engaging Silberstein Ungar, PLLC to audit our consolidated financial statements for the year ended December 31, 2011, which will be filed as soon as the audit is done.

8. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response:

A currently dated consent from the independent public accountant has been filed hereto as exhibit 23.1 of the amended registration statement.

Very truly yours,

/s/ William Styles
Name: William Styles Title: President, Chief Executive Officer and Director

/s/ J. Alan Talbert
Name: J. Alan Talbert Title: Vice President, Chief Operations Officer and Director

cc: Effie Simpson, SEC

Linda Cvrkel, SEC

J. Nolan McWilliams, SEC